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020 7418 1300 FAX 020 7418 1400

January 21, 2009

Re:	Lloyds TSB Group plc Form 20-F filed 5 June 2008 File number: 001-15246

Mr. Edwin Adames
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0408
United States of America

Dear Mr. Adames:

I am writing further to our conversation today regarding the comment letter from the Division of Corporation Finance dated December 5, 2008 to Lloyds TSB Group plc, which as of January 19, 2009, has changed its name to Lloyds Banking Group plc (the “Company”).

As we discussed, the Company is continuing to gather factual content and is otherwise engaged in preparing its response, but would appreciate at this time a further two-week extension to prepare its response.  Accordingly, the Company anticipates that it will now be in a position to submit its response by February 6, 2009.  Please note that the Company is seeking to be as responsive as possible to the comments received while also providing a timely response.  I understand from our conversation that the staff would be agreeable to this request and would be grateful if you could advise me should this not be the case.  I can be reached at +44 20 7418 1027.

We are grateful for your assistance in this matter.  Please do not hesitate to contact me should you have any questions.

Yours sincerely, /s/ John J. Satory
John J. Satory

cc:	Mr. John P. Nolan Senior Assistant Chief Accountant - Division of Corporation Finance

THE PRINCIPAL PLACE OF BUSINESS OF THE PARTNERSHIP IN GREAT BRITAIN IS THE
ADDRESS SET FORTH ABOVE AT WHICH A LIST OF THE PARTNERS' NAMES IS OPEN FOR INSPECTION.